Exhibit 99.1

PENN WEST ANNOUNCES COMPETITION ACT CLEARANCE

TO COMPLETE SALE OF SASKATCHEWAN ASSETS

CALGARY, June 21, 2016 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE.BC) (“Penn West”, “we”, “us” or “our”) is pleased to announce that a notice has been issued under the Competition Act by the Commissioner of Competition granting clearance to Penn West and Teine Energy Ltd. to complete the previously announced sale of all of Penn West’s Saskatchewan assets, including its Dodsland Viking area, for cash consideration of $975 million, subject to normal closing adjustments. This Competition Act clearance is the only regulatory approval needed to complete the sale.

Penn West also announces that the closing of the sale of its Saskatchewan assets is expected to occur on or about June 24, 2016. The completion of the sale remains subject to customary closing conditions. As a result, we expect to be fully in compliance with all of our financial covenants at the end of the second quarter and the remainder of 2016.

In addition, in connection with the previously announced Alberta asset dispositions for total proceeds of approximately $140 million, Penn West is pleased to announce that approximately $27 million of these asset dispositions have been completed, with the sales of the remaining approximately $113 million of assets expected to close on or about June 27, 2016, subject to customary closing conditions.

The total cash consideration from asset dispositions to date in 2016 is approximately $1.3 billion, reducing our pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015.

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta. Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that the sale of all of Penn West’s Saskatchewan assets is expected to close on or before June 24, 2016, the expectation to be fully in compliance with all of our financial covenants at the end of second quarter and for the remainder of 2016, and that the sales of approximately $113 million of some of Penn West’s Alberta assets are expected to close on or about June 27, 2016.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com